Exhibit 99.1

News

ROYAL BANK OF CANADA TO REPURCHASE

UP TO 20 MILLION OF ITS COMMON SHARES

TORONTO, May 26, 2016 — Royal Bank of Canada (“RY” on TSX and NYSE) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions (“OSFI”) and the Toronto Stock Exchange, to commence a normal course issuer bid through the facilities of the Toronto Stock Exchange and to repurchase for cancellation up to 20 million of its common shares, representing approximately 1.3 per cent of the bank’s outstanding common shares as at May 20, 2016. On May 20, 2016, there were 1,488,261,713 common shares outstanding. The bank intends to file a notice of intention with the Toronto Stock Exchange in this regard.

Purchases may commence on or around June 1, 2016, provided the Toronto Stock Exchange has accepted the notice of intention, and may continue until on or around May 31, 2017. Purchases may be made through the Toronto Stock Exchange, the New York Stock Exchange and other designated exchanges and alternative Canadian trading systems. The price paid for any repurchased shares will be the prevailing market price at the time of acquisition.

The proposed normal course issuer bid will give us the flexibility to manage the Bank’s capital position while generating shareholder value. On April 30, 2016, the bank’s Common Equity Tier 1, Tier 1 and Total capital ratios were 10.3 per cent, 11.9 per cent and 14.0 per cent, respectively.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the proposed normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of our Q2 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing; cyber security; anti-money laundering; the business and economic conditions in Canada, the United States and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities of our 2015 Annual Report, as updated by the Overview section of our Q2 2016 Report to Shareholders. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report and in the Risk management section of our Q2 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contacts:

Shirley Boudreau, Shareholder Relations, 416-955-7806, shirley.boudreau@rbc.com

Brendon Buckler, Investor Relations, 416-955-7807, brendon.buckler@rbc.com

Media Contact:

Seema Sharma, Financial Communications, 416-974-5606, seema.z.sharma@rbc.com